04-07-15

04035772

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 22 2004
WASH. D.C. 179

SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 15 July 2004:

Interim report January-June 2004

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Ekelund for

Magnus Wittbom
General Counsel

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

7/21

Enclosure

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

Press release

July 15, 2004

Interim report
January-June 2004

Sharp increase in earnings with improved profitability

- Earnings per share increased 46 per cent to SEK 7.75 (5.31), of which SEK 0.66 capital gain from the sale of the shareholding in Boal
- Profit after tax increased 45 per cent to MSEK 282, including capital gain of MSEK 24 from the sale of the Boal shares
- Net sales increased 29 per cent to MSEK 7,204 (5,592)
- Sharp improvement in operating profit to MSEK 443 (320), up 38 per cent
- Operating margin strengthened to 6.2 per cent (5.7)

Sapa in brief[1]	Apr-June 2004	Apr-June 2003	Jan-June 2004	Jan-June 2003
Net sales, MSEK	**3,729**	2,833	**7,204**	5,592
Operating profit, MSEK	**243**	169	**443**	320
Operating margin, %	**6,5**	6,0	**6,2**	5,7
Profit before tax, MSEK	**216**	155	**389**	291
Profit after tax, MSEK	**142**	103	**258**	194
Earnings per share, SEK	**3.91**	2.81	**7.09**	5.31
Cash flow after investments, MSEK[2]	**80**	220	**150**	94
Deliveries, tonnes	**105,260**	79,050	**204,800**	155,840
Debt/equity ratio			**0.57**	0.61

[1] Excluding capital gain of MSEK 24
[2] Excluding company acquisitions/divestments

"Operating profit for the first six months was the best up to now for Sapa in its current business structure. The RCA units, which are now fully integrated in Profiles and Building System, have developed significantly better than expected. We have had a good market development, particularly in the US, but also in Western Europe. Together with favourable organic growth of 10 per cent, volumes during the first six months increased by 31 per cent, and market shares were gained in the US and France," comments Sapa's president and CEO Kåre Wetterberg.

"As we previously forecast, the economic improvement in the industrial sector in Europe was noticeable during the first six months, particularly during the second quarter. In the US, growth continued. Demand in Asia was strong, although some weakening has been noted in China recently. We therefore retain our previous assessment that sales and profits will continue to improve during 2004."

For further information please contact Kåre Wetterberg, CEO, tel. +46 8-459 59 43, Stefan Thorheim, CFO, tel. +46 8-459 59 17 or Gabriella Ekelund, Communications Manager, tel. +46-8-459 59 62.

This report is also available on Sapa's website: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF file. Select Financial Information/Quarterly Presentations.

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

January-June 2004

Sapa	Jan-June 2004	Jan-June 2003	Jan-June 2002	Jan-June 2001	Jan-June 2000
Net sales, MSEK	**7,204**	5,592	5,758	6,147	5,089
Operating profit, MSEK	**443**	320	237	300	336
Operating margin, %	**6.2**	5.7	4.1	4.9	6.6
Profit before tax, MSEK	**389**	291	204	193	285
Deliveries, tonnes	**204,800**	155,840	145,960	150,860	144,750

(excl. Eurofoil and Autoplastics, divested 2001)

Delivered volumes of aluminium products increased by 31 per cent, of which the RCA units acquired on June 23, 2003, accounted for 21 percentage points. For comparable units, volumes rose by 10 per cent. Consolidated net sales for the report period amounted to MSEK 7,204 (5,592), an increase of 29 per cent. The RCA units contributed MSEK 1,250. Currency effects in translating foreign subsidiaries to SEK had a negative impact on net sales of MSEK 115, corresponding to 2 per cent. All core businesses achieved organic growth during the first six months, with Profiles showing the highest growth at about 10 per cent.

The Sapa Group's operating profit (excluding capital gain from Boal of MSEK 24) increased to MSEK 443 (320), corresponding to an increase by 38 per cent. Currency effects in translation to SEK had a negative impact on operating profit of MSEK 11, corresponding to 3 per cent. The operating margin continued to improve and amounted to 6.2 per cent (5.7). The RCA units developed better than expected and have a profit level well in line with the Group. All core businesses improved both profits and margins. Return on capital employed for the past 12-month period increased to 12.5 per cent (10.9). During the first six months, the return amounted to 14.6 per cent (12,4).


Earnings per share, SEK
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04

Market conditions during the period improved significantly. In the US, demand is very strong, except in the commercial construction market which remains weak. Sapa Inc. increased delivered volumes by 20 per cent, which exceeded total market growth estimated at 10 per cent. The strong and rapid increase of metal prices for aluminium that began during the second half of 2003 resulted in pressure on margins. This primarily affected Sapa's US operations, in contrast to European operations where the weaker USD counteracted the price increase. An improvement in margins is expected to occur during the second half of the year when implemented price increases attain full effect. In Europe, market conditions improved steadily during the first half of the year. In total, the West European market for aluminium profiles is estimated to have grown by about 3-5 per cent. Increased activity was noted in virtually all markets in which Sapa is active except Portugal and to some extent the Netherlands. The development

Sapa AB

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

was particularly favourable in France, Belgium and Poland. An improvement was also noted in Germany, although not in the construction industry.

Heat Transfer experienced increasing demand during the first six months of the year. Both Swedish and Chinese operations delivered record volumes. In China, however, measures to cool off the economy began to be somewhat noticeable, thus slowing the rate of growth.

Net financial items, affected by the RCA acquisition of about MSEK 1,400 at the end of June 2003, amounted to an expense of MSEK 54 (expense: 29). Including the capital gain from the sale of the Boal holding in April, profit before tax amounted to MSEK 413 (291). Tax expenses for the first six months amounted to MSEK 130 (96), corresponding to 31.5 per cent (32.8). The lower tax rate was a result of the tax-free capital gain. Earnings per share increased by SEK 2.44 to SEK 7.75 (5.31), including the capital gain and SEK 7.09 excluding it. Return on shareholders' equity for the latest 12-month period was 12,2 per cent (9,0). For the interim period, return on shareholders' equity amounted to 14.5 per cent (10.1).

April-June 2004

Sapa	**Apr-June 2004**	Jan-March 2004	Oct-Dec 2003	July-Sept 2003	**Apr-June 2003**
Net sales, MSEK	**3,729**	3,475	3,176	3,034	**2,833**
Operating profit, MSEK	**243**	200	169	151	**169**
Operating margin, %	**6.5**	5.8	5.3	5.0	**6.0**
Profit before tax, MSEK	**216**	173	143	125	**155**
Deliveries, tonnes	**105,260**	99,540	86,060	84,560	**79,050**

Delivered volumes for the second quarter amounted to 105,260 tonnes (79,050), an increase of 33 per cent of which the RCA units accounted for 20 percentage points. For comparable units, volumes rose by more than 13 per cent. The strongest growth during the quarter was noted in Heat Transfer, which increased delivered volumes by 14 per cent. Building System, which during the beginning of the year experienced a cautious and fragmented construction market, experienced a second quarter with improved market conditions, particularly in France and Belgium. On the other hand, the Portuguese economy in general and the construction market in particular remained weak, with a decline in construction activity in this quarter as well. The best-case assessment is that this decline, which has continued for seven quarters, has now bottomed out.



Deliveries, tonnes
120 000
100 000
80 000
60 000
40 000
20 000
0
Q2-01
Q2-02
Q2-03
Q2-04

Profiles also reported a strong quarter with strong order bookings in most markets. For comparable units, delivered volumes increased by 11 per cent, with the US accounting for 20 per cent and Europe for 9 per cent. The high metal price, which was also extremely volatile, was a complicating factor that

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

made pricing difficult. In certain markets, particularly in the UK, this resulted in Sapa refraining from volume deliveries with margins that were too low.

Consolidated net sales amounted to MSEK 3,729 (2,833), an increase of 32 per cent. The RCA units accounted for about MSEK 650 of the increase or 23 per cent. Currency effects in translating foreign subsidiaries into SEK had only a marginally negative effect of MSEK 37, corresponding to 1 per cent.

The trend of increasing profits that began during the first quarter of 2002 also continued during the second quarter this year and operating profit increased by 44 per cent to MSEK 243 (169). Currency effects in translation to SEK had a negative effect on operating profit of MSEK 5, corresponding to 3 per cent. During the quarter, the 25-per cent holding in the Dutch aluminum profiles group Boal International BV (Boal) was divested, resulting in a capital gain of MSEK 24. Including this capital gain, operating profit amounted to MSEK 267. All of RCA's business units contributed positively to operating profit. Following Sapa's acquisition, Sapa RC Profiles has shown very favourable development. An intensive integration effort produced results. Similarly, Sapa RC System showed favourable growth and reported its best month ever during the second quarter. Profiles in Albi continued to increase volumes and take market shares in France and contributed to the increase in profit with steadily improving profitability. Profiles in Sweden also improved profits significantly. Due to the weak USD, only half of the improvement in profits for Profiles in the US was realised in the Group's total profit. The extremely weak construction market and costs for the rationalisation programme in progress in Sapa Portugal has resulted in unsatisfactory earnings for Sapa in Portugal. Heat Transfer reported yet another good quarter for both the Swedish and the Chinese operations.


Operating profit, MSEK
250
200
150
100
50
0
Q2-01
Q2-02
Q2-03
Q2-04

The improvement in profits that has occurred is largely a result of increased volumes. An increase in the price of aluminium resulted in pressure on margins. During the latter part of the quarter, however, margins improved, since implemented price increases began to take effect. The operating margin for the quarter improved to 6.5 per cent (6.0). Return on capital employed amounted to 16 per cent (13) for the quarter.

Net financial items for the quarter amounted to an expense of MSEK 27 (expense: 15). Profit before tax, including the capital gain from the sale of the Boal shares, increased 55 per cent to MSEK 240 (155). Tax expenses amounted to MSEK 73 (51), corresponding to a tax rate of 30 per cent (33). The lower tax rate was a consequence of the tax-free capital gain. Earnings per share increased by SEK 1.76 to SEK 4.57 (2.81), of which SEK 0.66 was the capital gain.

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

ACQUISITIONS/DIVESTMENTS

Boal International BV

In conjunction with Sapa's acquisition of Remi Claeys Aluminum in June 2003, a 25-per cent minority holding in the aluminium profiles group Boal International BV (Boal) was included. This holding was sold in April to Boal's majority owner. The price for the shares was MEUR 10.3, resulting in a capital gain of MEUR 2.6 (MSEK 24), corresponding to SEK 0.66 per share. The gain from this divestment has been reported in the second quarter of 2004.

FINANCING AND CASH FLOW

The Group's debt-equity ratio was 0.57 (0.31) at the end of the interim period. Net debt at the end of the period amounted to MSEK 2,242 (2,300). Since the beginning of the year, the Group's net debt increased by MSEK 142. MSEK 85 of this increase is attributable to changed accounting principles for pension commitments, while MSEK 227 was paid as a dividend to shareholders. At the same time, cash flow reduced net debt by MSEK 240. The remainder of the increase derives from translation differences. Net debt was distributed as follows at the end of the interim period:

MSEK	**June 30, 2004**	June 30, 2003	Dec 31, 2003
Liquid funds	**-538**	-583	-594
Financial liabilities	**2,273**	2,487	2,291
Pension provisions	**507**	396	403
Net debt	**2,242**	2,300	2,100

Cash flow after investments (excluding company acquisitions/divestments) improved by MSEK 150 (neg. 94) for the interim period with a negative effect of MSEK 243 (neg. 250) from an increase in working capital. The increase was a consequence of the sharp increase in net sales. Working capital as a percentage of net sales improved by 3.8 percentage points, compared with the preceding year, and by 0.7 percentage points since the beginning of the year. Increased investment activities reduced cash flow by MSEK 85. Cash flow (excluding company acquisitions/divestments) for the second quarter amounted to MSEK 80 (220) and was affected by increased levels of investment and increased sales.

INVESTMENTS

The investment level during the first six months of the year increased to MSEK 198 (113), to be compared with depreciation (excluding amortisation of goodwill) amounting to MSEK 240 (198). MSEK 40 of the increase in investments was attributable to the RCA units. Major investment projects in progress include an upgrade of RCA's large press, which was started at the end of 2003 and is expected to be largely complete by the end of the year. During the first half of the year, work was completed for establishing a unit in Lithuania for fabrication of profiles. Deliveries began in April. The investment approved in November 2003 totalling MSEK 195 for a vertical anodising plant at Sapa Profiles in Vetlanda has had only a marginal effect on investments thus far this year. This investment is expected to be taken into operation during the first half of 2006. The planning phase is now in progress for Sapa Heat Transfer Shanghai's investment of MSEK 132, which was approved in the beginning of 2004. This investment, which will more than double Sapa Heat Transfer Shanghai's

Sapa AB

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

capacity to 44,000 tonnes, is expected to be fully operational during the first half of 2006. The project has thus far not affected investments in 2004, however.

PERSONNEL

The average number of employees during the period was 7,877 (6,655). Of this increase, RCA, which was consolidated as of June 23, 2003, accounted for about 900. The increased activity in the US, Sweden and France, as well as Profiles' new fabrication units in Lithuania and China, account for the remainder of the increase in the number of employees.

THE SHARE

The price of Sapa shares rose by 7 per cent during the first half of 2004. During the same period, Stockholmsbörsen's All Share Index rose by 10 per cent. Since its listing in May 1997, the Sapa share has risen by 92 per cent, while, during the same period, the All Share Index has risen by 29 per cent.

The growth in value since the listing in 1997, including reinvested dividends, amounts to 135 per cent. During the corresponding period, the All Share Index, including dividends, has risen by 47 per cent.

In April, a dividend of SEK 6.25 (5.50) per share was paid, corresponding to MSEK 227.

OTHER

Management changes

Staffan Bohman resigned as President and CEO of Sapa on May 31, 2004. Staffan Bohman remains as a member of Sapa's Board of Directors and will continue to work part time as a counsellor at the disposal of Chairman of the Board Ole Enger. Kåre Wetterberg, previously Executive Vice President of Sapa, is appointed President and CEO of Sapa as of June 1, 2004.

Bo Askvik resigned his position as Group Vice President Finance and Administration on May 31, 2004. Stefan Thorheim, previously Group Vice President Accounting and Control, assumed the position of Chief Financial Officer on June 1, 2004.

Changed accounting principles for pension commitments

Effective 2004, Sapa AB applies the Swedish Financial Accounting Standards Council's recommendation RR29, "Employee Benefits," in the consolidated accounts. The regulations are based on IAS 19. On January 1, 2004, the non-recurring effect of this change reduced consolidated shareholders' equity by MSEK 59, after the tax effect was taken into account. The change in accounting principle had no material effect on pension costs for the interim period.

Repurchase of shares

Within the structure of the repurchase programme, 92,800 shares were bought back during the period. No shares were purchased during the second quarter. Overall, a total of 798,830 shares had been repurchased by the end of the interim period. The average repurchase price was approximately SEK 162. The repurchased shares represent 2.1 per cent of the total number of shares. The number of outstanding shares at the end of the quarter was 36,483,078.

Sapa AB

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

OUTLOOK

As we previously forecast, the economic improvement in the industrial sector in Europe was noticeable during the first six months, particularly during the second quarter. In the US, growth continued. Demand in Asia was strong, although some weakening has been noted in China recently. We therefore retain our previous assessment that sales and profits will continue to improve during 2004.

Sapa AB (publ)
Stockholm July 15. 2004

KÅRE WETTERBERG
President and CEO

The report also includes:
Group Income Statement in summary
Group Balance Sheet in summary
Group key financial figures
Changes in shareholders' equity
Group cash flow
Segment reporting
Accounting principles

Report dates, 2004

Interim report for third quarter	18 October 2004
Full-year report, 2004	February 2005

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

THE SAPA GROUP

Consolidated income statements MSEK	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003
Net Sales	**3,729.2**	2,833.4	**7,204.0**	5,591.8	11,802.8
Cost of goods sold	**-2,915.4**	-2,230.2	**-5,634.3**	-4,420.6	-9,299.1
Gross profit	**813.8**	603.2	**1,569.6**	1,171.2	2,503.7
Selling and administrative expenses	**-570.5**	-432.6	**-1,129.7**	-847.6	-1,856.7
Other operating revenues/expenses	**23.5**	-1.5	**27.2**	-3.5	-6.5
Operating profit	**266.9**	169.1	**467.1**	320.1	640.5
Financial items	**-26.9**	-14.5	**-53.9**	-29.0	-81.3
Profit after financial items	**240.0**	154.6	**413.2**	291.2	559.2
Income tax	**-73.1**	-50.6	**-130.4**	-95.5	-174.8
Minority interest in net profit	**-0.3**	-0.9	**-0.6**	-1.2	-1.0
Net profit	**166.5**	103.0	**282.2**	194.5	383.4
Earnings per share, SEK	**4.57**	2.82	**7.75**	5.31	10.48
Earnings per share after dilution, SEK	**4.57**	2.81	**7.74**	5.30	10.46

Consolidated balance sheets MSEK	30 June, 2004	30 June, 2003	31 Dec, 2003
Intangible fixed assets	**1,004.5**	1,047.2	1,017.6
Tangible fixed assets	**2,924.0**	3,016.9	2,942.2
Financial fixed assets	**146.2**	168.2	187.2
Inventories	**2,001.2**	1,874.0	1,793.6
Current receivables	**3,370.3**	3,069.0	2,685.5
Liquid funds	**538.3**	583.3	594.0
Total assets	**9,984.6**	9,758.6	9,220.1
Shareholders' equity	**3,922.4**	3,759.7	3,879.7
Interest-bearing liabilities and provisions	**2,780.7**	2,883.5	2,694.0
Interest-free liabilities and provisions	**3,281.4**	3,115.4	2,646.4
Total shareholders' equity and liabilities	**9,984.6**	9,758.6	9,220.1

Key figures and other information[1]	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003
Operating margin, %[2]	**6.5**	6.0	**6.2**	5.7	5.4
Operating margin, excl. goodwill amort., %[2]	**7.0**	6.5	**6.6**	6.3	6.0
Capital turnover rate, Multiple			**2.2**	2.1	2.1
Return on capital employed, %[2]			**12.5**	10.9	11.5
Return on capital employed, excl. goodwill amortisation, %[2]			**13.6**	12.1	12.7
Return on shareholders' equity, %			**12.2**	9.0	10.0
Return on shareholders' equity, excl. goodwill amortisation, %			**13.9**	10.6	11.7
Net margin, %	**4.5**	3.6	**3.9**	3.5	3.2
Net margin, excl. goodwill amort., %	**4.9**	4.1	**4.4**	4.0	3.8
Average. no. of outstanding shares, '000s	**36,426**	36,602	**36,437**	36,624	36,591
Earnings per share, SEK	**4.57**	2.82	**7.75**	5.31	10.48
Earnings per share after dilution, SEK	**4.57**	2.81	**7.74**	5.30	10.46
Earnings per share, excl. goodwill amort., SEK	**5.01**	3.21	**8.64**	6.11	12.20
Shareholders' equity per share, SEK			**107.46**	102.84	106.40
Cash flow per share, SEK[3]	**2.20**	6.03	**4.12**	2.56	12.97
Equity/assets ratio, %			**39**	39	42
Debt/equity ratio			**0.57**	0.61	0.54
Net debt, MSEK			**2,242**	2,300	2,100
New and replacement investments, MSEK	**115**	70	**198**	113	352
Average number of employees			**7,877**	6,655	7,229

[1]Return calculated based on rolling twelve-month values [2]Excluding capital gain of MSEK 24
[3]After investments excluding company acquisitions/divestments

Sapa AB

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

THE SAPA GROUP

Changes in shareholders' equity MSEK	Jan-Jun 2004	Jan-Jun 2003
Opening balance	**3,879.7**	3,878.7
Changed accounting principles for pension commitments	**-58.8**	-
Translation differences	**49.5**	-95.4
Conversion of convertible bonds/ redemption of warrants	**13.6**	0.2
Repurchase of shares	**-16.4**	-16.9
Dividend	**-227.4**	-201.5
Profit for the period	**282.2**	194.5
Outgoing balance	**3,922.4**	3,759.7

Cash flow MSEK	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003
Operating profit	**266.9**	169.1	**467.1**	320.1	640.5
Depreciation	**137.1**	109.6	**272.2**	224.7	483.4
Other items not affecting liquidity	**-27.0**	-3.3	**-22.9**	-3.0	-7.5
Interest received/paid	**-19.5**	-8.8	**-38.0**	-28.0	-73.1
Income tax paid	**-68.8**	-29.9	**-100.5**	-58.0	-130.7
Change in working capital	**-102.3**	47.3	**-242.8**	-250.3	-100.3
Cash flow from ongoing operations	**186.4**	283.9	**335.1**	205.5	812.3
New and replacement investments	**-114.7**	-64.1	**-198.5**	-113.0	-351.9
Company acquisitions/divestments	**90.1**	-392.1	**90.1**	-398.4	-649.1
Sales of fixed assets and changes in financial fixed assets	**8.4**	0.8	**13.6**	1.5	15.0
Cash flow after investments	**170.1**	-171.6	**240.4**	-304.4	-173.8
Financing	**5.6**	315.6	**-71.0**	380.5	290.8
Share issue/repurchase of shares	**13.3**	-12.0	**-2.8**	-16.7	-33.3
Dividend	**-227.4**	-201.5	**-227.4**	-201.5	-201.5
Cash flow	**-38.4**	-69.5	**-60.8**	142.1	-117.7

Segment reporting MSEK	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003
Group Net Sales	**3,729**	2,833	**7,204**	5,592	**11,803**
Of which Profiles	**2,533**	1,841	**4,914**	3,684	**7,813**
Building System	**764**	449	**1,458**	894	**2,328**
Heat Transfer	**595**	524	**1,126**	1,061	**1,995**
Other and eliminations	**-163**	19	**-294**	-47	**-333**

Accounting principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, Interim reporting. Effective 2004 Sapa applies RR29, Employee benefits. The non-recurring effect of this change has reduced the opening consolidated Shareholders' equity by MSEK 59. The change in accounting principle has had no material effect on the earnings. In accordance with the transitional provisions of the recommendation, previous periods have not been restated. Sapa reports business segments as primary segment and geographical areas as secondary segment according to RR 25, Segment reporting. Effective 2004 Sapa is organised in the three business segments Profiles, Building System and Heat Transfer, which are reported combined. For the rest, the same accounting principles are applied as in the latest annual report.

Sapa AB

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com